VIA EDGAR

June 7, 2024

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ainos, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-279880

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ainos, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 11, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Lucosky Brookman LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with the Company by calling Lawrence K. Lin at 310-869-4870. If you have any questions regarding this request, please contact Lawrence K. Lin at 310-869-4870.

Sincerely,

Ainos, Inc.

/s/ Chun-Hsien Tsai
Chun-Hsien Tsai
Chairman of the Board, President and Chief Executive Officer

cc:	Christopher Hsin-Liang Lee
Steven A. Lipstein, Esq.